Exhibit 99.5

THE SKYVIEW 10 18th Floor, “NORTH LOBBY” Survey No. 83/1, Raidurgam Hyderabad - 500 032, India Tel : +91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly Unaudited Standalone Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying statement of unaudited standalone financial results of Dr. Reddy’s Laboratories Limited (the “Company”) for the quarter ended 30 June 2026 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.	The Company’s Management is responsible for the preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The Statement has been approved by the Company’s Board of Directors. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

4.	Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

per Shankar Srinivasan

Partner

Membership No.:213271

UDIN: 26213271UIZJGF2392

Place: Hyderabad

Date: July 22, 2026

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office : 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel     :+91 40 4900 2900

Fax     : +91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

DR. REDDY’S LABORATORIES LIMITED

STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER ENDED 30 JUNE 2026

All amounts in Indian Rupees millions

		Quarter ended			Year ended
		30.06.2026	31.03.2026	30.06.2025	31.03.2026
Sl. No.	Particulars	(Unaudited)	(Audited)	(Unaudited)	(Audited)

1	Revenue from operations
	a) Sales	50,517	37,197	77,520	201,022
	b) License fees and service income	633	829	367	3,584
	c) Other operating income	216	194	208	722
	Total revenue from operations	51,366	38,220	78,095	205,328

2	Other income	4,404	5,672	3,983	16,896

	Total income (1 + 2)	55,770	43,892	82,078	222,224

3	Expenses
	a) Cost of materials consumed	13,056	11,212	11,355	43,325
	b) Purchase of stock-in-trade	9,022	4,790	6,638	26,358
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(520)	1,162	(2,129)	(2,305)
	d) Employee benefits expense	9,670	8,345	8,873	35,499
	e) Depreciation and amortisation expense	3,177	3,185	2,798	12,074
	f) Impairment of non current assets, net	15	1,211	-	1,405
	g) Finance costs	731	543	192	1,483
	h) Other expenses	15,649	16,499	14,988	61,872

	Total expenses	50,800	46,947	42,715	179,711

4	Profit/(loss) before tax (1 + 2 - 3)	4,970	(3,055)	39,363	42,513

5	Tax expense/(benefit)
	a) Current tax	501	(1,147)	9,417	9,177
	b) Deferred tax	422	286	334	1,139

6	Net profit/(loss) for the period/year (4 - 5)	4,047	(2,194)	29,612	32,197

7	Other comprehensive income
	a) (i) Items that will not be reclassified to profit or loss	-	134	-	134
	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	(34)	-	(34)
	b) (i) Items that will be reclassified to profit or loss	1,325	(854)	248	(1,698)
	(ii) Income tax relating to items that will be reclassified to profit or loss	(333)	214	(63)	427
	Total other comprehensive income/(loss)	992	(540)	185	(1,171)
8	Total comprehensive income/(loss) (6 + 7)	5,039	(2,734)	29,797	31,026

9	Paid-up equity share capital (face value Re. 1/- each)	835	835	835	835

10	Other equity				312,821

11	Earnings per equity share (face value Re. 1/- each)
	Basic	4.86	(2.63)	35.59	38.68
	Diluted	4.86	(2.63)	35.54	38.64
		(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results.

DR. REDDY’S LABORATORIES LIMITED

Segment information

		Quarter ended			Year ended
		30.06.2026	31.03.2026	30.06.2025	31.03.2026
Sl. No.	Particulars	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	Segment wise revenue and results
1	Segment revenue
	a) Global Generics	45,777	31,487	72,241	182,027
	b) Pharmaceutical Services and Active Ingredients	7,449	8,350	7,103	29,750
	c) Others	107	130	257	464
	Total	53,333	39,967	79,601	212,241

	Less: Inter-segment revenue	1,967	1,747	1,506	6,913
	Total revenue from operations	51,366	38,220	78,095	205,328

2	Segment results
	Profit/(loss) before tax and interest from each segment
	a) Global Generics	5,642	(3,141)	38,387	43,716
	b) Pharmaceutical Services and Active Ingredients	(1,716)	67	(221)	(883)
	c) Others	60	147	226	494
	Total	3,986	(2,927)	38,392	43,327

	Less: (i) Finance costs	731	543	192	1,483
	(ii) Other un-allocable (income)/expenditure, net	(1,715)	(415)	(1,163)	(669)
	Total profit/(loss) before tax	4,970	(3,055)	39,363	42,513

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	The above statement of unaudited standalone financial results of Dr. Reddy’s Laboratories Limited (“the Company”), which have been prepared in accordance with the Indian Accounting Standards (“Ind AS”) prescribed under Section 133 of the Companies Act, 2013 (“the Act”) read with relevant rules issued thereunder, other accounting principles generally accepted in India and guidelines issued by the Securities and Exchange Board of India (“SEBI”) were reviewed and recommended by the Audit Committee and approved by the Board of Directors at their meetings held on 22 July 2026. The Statutory Auditors have carried out a limited review on the unaudited standalone financial results and issued unmodified report thereon.

2	Certain batches of Semaglutide were found to be out of specification due to an issue associated with the active pharmaceutical ingredient (API) used in the product. Consequently, based on its best estimate, the Company has made a provision of Rs.2,397 million towards inventory and other associated costs during the quarter ended 30 June 2026.

3	Revenue from sale of goods for the quarter ended 31 March 2026 includes the consequential impact of reduction in selling price of Lenalidomide product in the United States of USD 50 million. This transaction pertains to the Company’s Global Generics segment.

4	During the quarter ended 31 March 2026, the Company decided to discontinue certain of its R&D programs associated with Chimeric Antigen Receptor T-cell (CAR-T) therapy portfolio in light of development status and clinical trial outcomes. Consequent to this decision, the Company has recognized a net loss of Rs. 1,350 million in the Company’s Global Generics segment, comprising of :

a.	Impairment of non-current assets of Rs. 1,135 million (i.e., towards Property, plant and equipment, Intangibles and Right of use assets),
b.	Research and development cost reimbursment to subsidiary of Rs.198 million and
c.	Other development program related wind down cost of Rs. 17 million.

DR. REDDY’S LABORATORIES LIMITD

5	“Other income” for the quarter ended 31 March 2026 includes gain on sale of non-current assets, net of Rs. 1,890 million towards divestment of certain product related intangibles i.e., trademarks.

6	During the year ended 31 March 2026 based on a final order received from the Federal Tax Service authority in respect of one of its foreign subsidiaries, based on its estimate, the Company had recorded a VAT provision of Rs.1,836 million (including provision of Rs.1,141 million recorded during the quarter ended 31 March 2026) under “Other expenses” including applicable interest and penalties and covering the periods both under audit as well as subsequent period up to 31 March 2026.

The Company believes that the likelihood of any further liability that may arise on account of this field tax audit is not probable.This transaction pertains to the Company’s Global Generics segment.

7	The Company considered the on-going uncertainties relating to geo-political conflicts (including in Russia, Ukraine and the Middle East) in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

8	The figures for the quarter ended 31 March 2026 are the balancing figures between audited figures in respect of the full financial year and the published unaudited year to date figures up to the third quarter of the relevant financial year, which were subject to limited review.

By order of the Board
For Dr. Reddy’s Laboratories Limited

Place:	Hyderabad	G V Prasad
Date:	22 July 2026
Co-Chairman & Managing Director